UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2015 (May 21, 2015)
Vanguard Natural Resources, LLC
(Exact name of registrant specified in its charter)

Delaware	001-33756	61-1521161
(State or Other Jurisdiction	(Commission	(IRS Employer
Of Incorporation)	File Number)	Identification No.)

5847 San Felipe, Suite 3000
Houston, TX 77057
(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (832) 327-2255

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry Into a Material Definitive Agreement

As described in the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC (“Vanguard”) with the Securities and Exchange Commission (“SEC”) on April 22, 2015, Vanguard and Lighthouse Merger Sub, LLC, a direct wholly owned subsidiary of Vanguard (“Lighthouse Merger Sub”) entered into a Purchase Agreement and Plan of Merger on April 20, 2015 (the “Merger Agreement”) with Lime Rock Management LP (“LR Management”), Lime Rock Resources A, L.P. (“LRR A”), Lime Rock Resources B, L.P. (“LRR B”), Lime Rock Resources C, L.P. (“LRR C”), Lime Rock Resources II-A, L.P. (“LRR II-A”), Lime Rock Resources II-C, L.P. (“LRR II-C “ and, together with LRR A, LRR B, LRR C, LRR II-A and LR Management, the “GP Sellers”), LRR Energy, L.P. (“LRE”) and LRE GP, LLC (“LRE GP,” and, together with LRE and the GP Sellers, the “LRE Entities”), pursuant to which Vanguard will acquire LRE and LRE GP in exchange for common units representing limited liability company interests in Vanguard (“Vanguard Common Units”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Lighthouse Merger Sub will be merged with and into LRE, with LRE continuing as the surviving entity and a wholly owned subsidiary of Vanguard (the “Merger”).
Simultaneously with the execution of the Merger Agreement, Vanguard entered into a Voting and Support Agreement (the “Original Voting Agreement”) with the LRE Entities and a Registration Rights Agreement (“Original Registration Rights Agreement”) with the GP Sellers, each of which is described on the Current Report on Form 8-K filed by Vanguard with the SEC on April 22, 2015.

Amended and Restated Voting and Support Agreement
On May 21, 2015, in connection with Vanguard’s previously announced merger agreement with Eagle Rock Partners, L.P. (“Eagle Rock”), Vanguard entered into an Amended and Restated Voting and Support Agreement (“Amended and Restated Voting Agreement”) with LRR A, LRR B and LRR C (collectively, the “LRE Unitholders”), LRE and LRE GP, and, solely for purposes of the 90-day volume limitation provision described below, LR Management, LRR II-A and LRR II-C.
The Amended and Restated Voting Agreement amends the restrictions on the transfer of common units representing limited partner interests in LRE (“LRE Common Units”) in the Original Voting Agreement to permit each LRE Unitholder, prior to the earlier of (a) the consummation of the Merger and (b) the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”), to sell up to 15% of the LRE Common Units held by such LRE Unitholder as of the date of the Amended and Restated Voting Agreement.
Further, the Amended and Restated Voting Agreement replaces the 90-day lock-up period in the Original Voting Agreement with a 90-day volume limitation period. For a period of 90 days following the Expiration Date, the LRE Unitholders may not to offer, pledge, sell, transfer or otherwise dispose of any Vanguard Common Units received pursuant to the Merger Agreement (“Restricted Securities”), provided that on each trading day during such period, the LRE Unitholders may offer, pledge, sell, transfer or otherwise dispose of an aggregate number of Restricted Securities, on a daily basis, not to exceed 10% of the average daily trading volume of Vanguard Common Units during the four weeks immediately prior to the first day of the calendar month in which the Vanguard Common Units are offered, pledged, sold, transferred or otherwise disposed of.
Pursuant to the Amended and Restated Voting Agreement, Vanguard also agrees not to amend its previously announced voting and support agreement with Eagle Rock without the consent of the LRE Unitholders.
The summary of the Amended and Restated Voting Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Amended and Restated Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement
On May 21, 2015, also in connection Vanguard’s previously announced merger agreement with Eagle Rock, Vanguard entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with each of the GP Sellers.
The Amended and Restated Registration Rights Agreement amends the shelf registration requirement to require that Vanguard file with the SEC, in its sole discretion, either (i) a registration statement with respect to the public resale of the Vanguard Common Units issued pursuant to the Merger Agreement (the “New Shelf Registration Statement”) or (ii) a post-effective amendment to Vanguard’s existing Automatic Shelf Registration on Form S-3, filed with the SEC on February 13, 2015 (File No. 333-202064) (the “Amended Automatic Shelf Registration Statement”). The amount of time in which Vanguard has to file either the New Shelf Registration Statement or the Amended Automatic Shelf Registration Statement has been reduced in the Amended and Restated Registration Rights Agreement from 90 days to 14 days following the closing under the Merger Agreement.
Pursuant to the Amended and Restated Registration Rights Agreement, Vanguard is restricted from amending its previously announced registration rights agreement with Eagle Rock without the consent of the GP Sellers.
The summary of the Amended and Restated Registration Rights Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 4.1 to this Current Report on Form 8-K, and is incorporated herein by reference.
Consent
On May 21, 2015, Vanguard executed and delivered a consent letter (the "Consent") in respect of the Merger Agreement, which was acknowledged and agreed by LRE and LRE GP. Pursuant to the terms and conditions of the Consent, LRE consented to the entry by Vanguard into a binding definitive agreement and plan of merger, dated as of May 21, 2015, with Eagle Rock which contemplates the merger of a newly formed, wholly owned subsidiary of Vanguard with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and a wholly owned subsidiary of Vanguard.
The summary of the Consent in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Consent, which is filed as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Cautionary Statements

The Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement. They are not intended to provide any other factual information about Vanguard, LRE or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement were made only for purposes of those agreements and as of specific dates; and were solely for the benefit of the respective parties to the Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement.

Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Partnership, Vanguard or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement, which subsequent information may or may not be fully reflected in public disclosures by Vanguard or LRE. Accordingly, investors should read the representations and warranties in the Amended and Restated Voting Agreement and the Amended and Restated Registration Rights Agreement not in isolation but only in conjunction with the other information about the Vanguard, LRE and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Additional Information about the Proposed Transactions and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary proxy statement of LRE that also constitutes a preliminary prospectus of Vanguard. A definitive proxy statement/prospectus will be sent to security holders of LRE seeking their approval with respect to the proposed Merger. Vanguard and LRE also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other documents filed by Vanguard and LRE with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by LRE will be available free of charge on LRE’s internet website at http://www.lrrenergy.com or by contacting LRE’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRE, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding LRE’s directors, executive officers and other members of their management and employees in LRE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

Exhibit 4.1
Amended and Restated Registration Rights Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).

Exhibit 10.1
Amended and Restated Voting and Support Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P. LRR Energy, L.P., LRE GP, LLC, and, solely for purposes of Section 3.2, Lime Rock Management LP, Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).

Exhibit 99.1
Consent dated as of May 21, 2015 among Vanguard Natural Resources, LLC, LRE GP, LLC and LRR Energy, L.P. (incorporated by reference to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VANGUARD NATURAL RESOURCES, LLC

Dated: May 26, 2015	By:	/s/ Richard A. Robert
	Name:	Richard A. Robert
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 4.1
Amended and Restated Registration Rights Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).

Exhibit 10.1
Amended and Restated Voting and Support Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P. LRR Energy, L.P., LRE GP, LLC, and, solely for purposes of Section 3.2, Lime Rock Management LP, Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).

Exhibit 99.1
Consent dated as of May 21, 2015 among Vanguard Natural Resources, LLC, LRE GP, LLC and LRR Energy, L.P. (incorporated by reference to the Current Report on Form 8-K filed by LRR Energy, L.P. with the SEC on May 26, 2015).